Exhibit 99.4
RISK FACTORS

You should carefully consider the risks described below in addition to the remainder of this offering memorandum and the risk factors discussed in our public filings with the SEC, including the information provided under the caption “Risk Factors” in our Annual Report describing, among others, risk factors related to (i) our business and our industry, and (ii) our operations, before making an investment decision. The risks and uncertainties described below and incorporated by reference into this offering memorandum are not the only ones related to our business, the notes, our ordinary shares or the offering. Additional risks and uncertainties that we are unaware of, that were not presently known to us or that we currently believe are immaterial may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial conditions, results of operations and prospects could be materially and adversely affected. The market price of the notes and our ordinary shares, if any, issuable upon conversion of the notes could decline due to the materialization of any of these or other risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

Risks Relating to the COVID-19 Pandemic (“COVID-19”)

The waves of the global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

The COVID-19 worldwide pandemic, which began in December 2019, has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designed to limit the continued spread of COVID-19, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, including travel for installation and services, shipment of materials and products, as well as teamwork, we are particularly vulnerable to the consequences of and the restrictions caused by COVID-19. While our results of operations have not been adversely affected so far in a material manner, given the continued uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. If COVID-19 continues to negatively impact the global economy in a significant manner for a further extended period of time, this may also adversely affect our future operations and results in a material manner.

Below are some of the risks and challenges that we may face as a result of the continuation of the COVID-19 pandemic for a further extended period of time:

•          Economic downturn or slowdown of macro-economic development and significant decline of business which could harm the strength of the worldwide electronics industry in general and the semiconductor fabrication and packaging industry in particular. Such downturn or slowdown could affect demand for our customers’ end products and as a result may cause manufacturers in the semiconductor industry to suspend or reduce capital investments in our products for use in their manufacturing processes, and decrease our sales of products and related services to such industry;

•          An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain;

•          Disruptions to production and installation operations. Although we have so far managed, in general, to manufacture, install and maintain our products, we may suffer as a result of additional, more extensive or continuous restrictions on our operations and those of our suppliers and contractors, including on our or their ability to manufacture, distribute, install or maintain our products or provide services relating thereto;

•          Disruptions to our supply chain and outsourced production-activities that could extend lead times and significantly increase the price of one or more component or materials, as well as our supply chain and shipment costs. COVID-19 presents various challenges to our supply chain and manufacturing activities, which we outsource;

•          COVID-19 has also adversely affected, and may continue to adversely affect and increase our costs in doing business, including a significant increase in components, materials and shipment costs;

•          Disruptions to our marketing and sales activities or to our after-sale activities. Disruptions or restrictions may also be imposed on our marketing and sales operations, including on our ability to submit bids and purchase orders, participate in RFPs, perform site-visits and surveys, or other after sale support, maintenance and repair services;

•          Disruptions or restrictions on our operations and those of our contractors and customers, including on our ability to travel or to install or provide services to our products, as well as temporary closures of our facility or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of products and components;

•          Lower work efficiency, productivity and service quality; while most of our employees in Israel and globally are vaccinated against COVID-19, such vaccination may become ineffective after a certain period of time or against any mutation thereof, COVID-19 could continue to harm the health of one or more of our employees. Employees may lose their ability to manage and run our operations, share their knowhow and further pursue the development of our products and business;

•          Disruption, reduction or interruption in supply, disruption to our suppliers, manufacturers or customers and their other vendors, lack or delay in the supply of raw materials and goods, or in the performance of work or services by our contractors and subcontractors;

•           Disruption to R&D efforts. A slowdown and delays in our research and development (“R&D”) projects, due to the effect of COVID-19 restrictions and constraints, might delay introductions of new products while exposing us to significant loss;

•          Slowdown in production and manufacturing, and a significant increase in the price of one or more components or materials;

•          Imposition of fines, penalties, damages and contract terminations (including the exercise of certain force majeure clauses), and damage to our reputation and relationship with our customers, as a result of delays in production, shipment, deliveries and services due to any of the above constraints;

•          COVID-19 has had and could continue to have an adverse effect on our business as a result of the materialization of any of the above or similar risks with respect to our significant customers. Our business has been and could further be impacted negatively if there is a prolonged impact of COVID-19 in countries from which we generate a significant portion of our business. For example, this may cause, and to some extent has caused a freeze of procurement budgets, cancellation, suspension or reduction in new equipment purchases from us, failure by our customers in meeting their obligations under purchase orders already issued, postponement or cancellation of rollout projects, and postponement in the introduction of our new products and capabilities;

•          Financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations; and

•          Difficulties in collection of amounts due from customers and in satisfying revenue recognition procedures.

•          We are closely monitoring the developments and continually assessing the potential impact of COVID-19 on our business and the mitigation measures to minimize that impact. However, there is a global uncertainty with respect to the expected timing for the defeat of COVID-19. It is not clear for how long protective measures will continue to be imposed, how quickly will the vaccination be effective in stopping the continued spread of the virus and any mutation thereof globally, if at all, and whether there will be enough of the population vaccinated for such solution to become effective. As the scale and duration of these effects remain uncertain, further realization of any of the above-mentioned or other risks could have macro and micro negative effects on the global economy and financial markets in general, and on our business in particular, and cause a material risk to our operations, financial condition and share price. Furthermore, to the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other factors described in this section and in the “Risk Factors’” section in our Annual Report as filed with the SEC, that we incorporate by reference herein.

Risk Factors Related to Our Business and Our Markets

A substantial majority of our sales have been to manufacturers in the Asia Pacific region (with China being our largest territory). The concentration of our sales and other resources within a particular geographical region, subjects us to additional material risks.

In 2020, our sales in the Asia Pacific region (mainly China, Taiwan and South Korea) accounted for approximately 88% of our total revenues. A number of Asian countries have experienced or could experience political and economic instability. For instance, Taiwan and China encountered a number of continuous disputes, as have North and South Korea, and Japan has experienced significant economic instability for a number of years. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. Changes in local legislation, changes in governmental policies, controls and regulations, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities or other political upheaval, as well as any further extraordinary events having an adverse effect on the economy or business environment in this region, would likely harm the operations of our customers in these countries, may cause a significant decline in our future revenues and may have an adverse effect on our results of operations and cash flow. These general risks are heightened in China, which is our largest territory, where the nature of the economy, governmental policies and regulatory environment are rapidly evolving and where foreign companies may face the negative effects of changed governmental policies, regulatory, business and cultural obstacles. Additionally, recent revisions made in the U.S. administrative policy, with respect to China, and the relevant trade and other policies adopted by China with respect to trade, may present obstacles, such as regulatory restraints or significant increases in tariffs on goods imported into these markets.

Our business could be materially disrupted by negative effects on the semiconductor industry.

The semiconductor industry, including semiconductor equipment industry, relies on a global supply chain and is considered strategically important by major trading countries. Political, economic and financial crises have in the past negatively affected and in the future could negatively affect the semiconductor industry and its end markets. Our business may also be materially affected by the impact of geopolitical tensions and related actions. Trade barriers have had a particular adverse impact on the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and semiconductor industry and could cause turmoil in global markets, which in turn often results in declines in our customers’ electronic products sales and could decrease demand for our products and services. Also, any increase in the use of economic sanctions or export control restrictions to target certain countries and companies could impact our ability to continue supplying products and services to our customers globally and to our customers’ demand for our products and services, and could disrupt semiconductor supply chains.

Any future systemic political, economic or financial crisis or market volatility, including interest rate fluctuations, inflation or deflation and changes in economic, trade, fiscal and monetary policies in major economies, could cause revenue or profits for us or the semiconductor industry as a whole to decline dramatically. If the economic conditions in the markets in which our customers operate or the financial condition of our customers were to deteriorate, the demand for our products and services may decrease and impairments, write-downs and other accounting charges may be required, which could reduce our operating income and net income.

The global supply of electronic components, including integrated circles, has experienced, and is likely to continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components has experienced a sharp increase, with a growing number of industries dramatically increasing their demand and consumption. This, together with the effect of COVID-19 and trade restrictions, which have, for example, discouraged U.S. companies from using fabs in China, have led to a longer lead-time to receive electronic components, which in turn has led many companies to stock up and increase their inventory levels, which has added to the pressure on the supply chain and caused an increase in the prices of the electronic components. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. Industry-wide demand increases for such components could increase its market price as well as the market price of replacement parts and consumable materials needed to manufacture our products. If we are unable to obtain components in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects.

To date, we have successfully managed our supply chain, but if these factors continue or become more severe, they may have an adverse effect on our supply chain and on our ability to fulfill customer orders in a timely manner, which could in turn have an adverse effect on our position in the market and on our business and operations.

Global and local price-pressures may increase our costs of operations.

We have encountered during the last year, and there is a global concern that such trend will continue, an increase in the costs of raw materials, components, electric power and water, shipping and in turn the cost of the R&D, production and sales work-force. If the price pressure intensifies, this could materially and adversely affect our results of operations, financial condition and business.

Our customers’ manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, and cost increases, that can significantly increase their costs and delay products’ purchase by our customers.

Our customers’ manufacturing processes are highly complex, require advanced and costly equipment, and are continuously being modified to improve manufacturing yields and product performance. Disruptions in manufacturing operations could be caused by numerous issues including impurities in raw materials (such as chemicals, gases and wafers), facilities issues (such as electrical power and water outages), equipment failures (such as performance issues or defects) or IT issues (such as down computer systems and viruses). For example, during 2021 Chinese provinces have implemented power rationing and diverted electricity to critical sectors due to coal shortages and in order to meet energy intensity targets. Any of these issues, and others, could lower production yields or interrupt manufacturing, which could result in the cancellation or delay of purchase of our products, as well as cause our customers to experience reduced revenues, increased costs or reduced quality delivered to their customers.